

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

Michael Nazak
Chief Financial Officer
Aridis Pharmaceuticals, Inc.
5941 Optical Ct.
San Jose, California 95138

> **Re: Aridis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed April 8, 2020**
> **File No. 001-38630**

Dear Mr. Nazak:

We have reviewed your August 18, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements
6. Collaboration, Development and License Agreements
Cystic Fibrosis Foundation Development Agreement , page F-26

1. Please address the following regarding your response to our prior comment four:
    - Please explain to us your rationale for using the total grant award of approximately $7.5 million as the transaction price in your calculation of maximum revenue that can be recognized through the end of the reporting period where it appears some portion of that $7.5 million has been constrained. In this regard, you disclose on page 14 of your Form 10-Q for the period ended June 30, 2020 that approximately $3.8 million of remaining milestones have been constrained as of June 30, 2020.
    - Clearly identify the nature of the constraint on this consideration and how you will determine the constraint has been removed.
    - Tell us and revise your future disclosure to more clearly explain the nature of the

milestones and how their achievement is determined.

You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences